November 5, 2008

Rufus Decker, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
Washington DC  20549-7010

RE:     CTD Holdings, Inc.
        Form 10-KSB for the fiscal year ended December 31, 2007
        File No.  000-24930

Dear Mr. Decker:
     This firm represents CTD Holdings, Inc. and has been asked by our client to respond to your letter of September 3, 2008. For convenience, we have repeated each comment followed by CTD Holdings' response.

General

     1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, beginning with your next quarterly filing.

Response

We have provided our revisions herewith.

Management's Discussion and Analysis or Plan of Operation

2007 Compared to 2006

     2. Please enhance your discussion of fluctuations in product sales by providing a more comprehensive analysis of the reasons for changes between periods. For example, it is unclear whether the 39% increase over 2006 sales were attributable to higher volumes, an increase in sales prices, or other factors. Please refer to Financial Reporting Codification Section 501.04.

Response

     We have reviewed Financial Reporting Codification Section 501.04 and will more clearly disclose specific reasons for the fluctuations in our product sales in our future filings. We advise that the increase in sales from 2006 to 2007 was primarily related to an increase in sales volume.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

     3. Please revise your accounting policy footnote to indicate if you include a portion of your depreciation and amortization in your cost of products sold. If you do not include depreciation or amortization in your cost of products sold, please revise your description of cost of products sold on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of products sold (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of products sold. See SAB Topic 11:B.

Response

     We have reviewed SAB Topic 11:B. We will revise our accounting policy footnote for inventory to include cost of good sold in future filings to read as follows:

     INVENTORY AND COST OF PRODUCTS SOLD - Inventory consists of cyclodextrin products and chemical complexes purchased for resale recorded at the lower of cost (first-in, first-out) or market. Cost of goods sold includes the acquisition cost of the products sold and does not include any allocation of inbound or outbound fright charges, indirect overhead expenses, warehouse and distribution expenses, or depreciation and amortization expense.

     We do not include depreciation or amortization in our cost of products sold. We will revise our future filings to use only the term "cost of products sold (exclusive of depreciation and amortization shown separately below)" on the face of our statement of operations and elsewhere through out the filing.

     We will remove any references in our future filings of the terms gross profit or gross profit margin, and will use the term "product margin" when discussing the difference between our sales price and our cost of the product sold. We will also revise the overall format of our statement of operations to remove the term gross profit and the calculation of a gross profit amount in future filings.

     4. It appears that you intended to classify the loss from the impairment of your sports memorabilia collection within operating income. If that was your intention, please revise your income statement to include a subtotal for operating income before your interest expense and investment income line items. Please also tell us how the company acquired the sports memorabilia collection and how you considered whether it was an operating asset or not.

Response

     We will include a subtotal identified as operating income (loss) before interest expense and investment income lines in our statement of operations in future filings. Our intention was for the loss from the impairment of our sports memorabilia collection to be included in the determination of operating income.

     We acquired the sports memorabilia collection from our president, who is also our controlling shareholder in 2004. Please be advised we previously requested assistance from and have followed specific written instructions of SEC staff of both Corporation Finance and the Office of the Chief Accountant regarding the accounting for the acquisition and presentation in both our balance sheet and statement of operations of the sports memorabilia collection when it was acquired in 2004. We can supplementally provide copies of correspondence with SEC staff regarding these consultations if requested.

     5. It appears that you have recognized a loss on the disposal of fixed assets outside of operating income. Please revise your classification in future filings so that these losses are included as a component of operating income
(loss). Refer to paragraph 45 of SFAS 144.

Response

     We have reviewed paragraph 45 of SFAS 144 and will reclassify the loss from disposal of fixed assets as a component of operating income (loss) in future filings.

     6. Please review your net income (loss) per common share so that it is rounded off to only two digits to the right of the decimal point.

Response

     We will present our net income (loss) per common share rounded to two digits to the right of the decimal point in future filings.

Note 1 - Summary of Significant Accounting Policies

General

     7. Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of products sold, please disclose: ? In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and ? In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling, general and administrative expenses.

Response

     We will revise our accounting policy footnote for inventory in future filings to read as follows:

     INVENTORY AND COST OF PRODUCTS SOLD - Inventory consists of cyclodextrin products and chemical complexes purchased for resale recorded at the lower of cost (first-in, first-out) or market. Cost of goods sold includes the acquisition cost of the products sold and does not include any allocation of inbound or outbound fright charges, indirect overhead expenses, warehouse and distribution expenses, or depreciation and amortization expense.

     We will revised the overall format of our statement of operations in future filings to include an expanded presentation of our more significant expense categories in response to other comments herein. We will present the following expense categories: personnel, cost of products sold (exclusive of depreciation and amortization shown below), professional fees, office and other, amortization and depreciation, freight and shipping, and loss on disposal of equipment.

     We will include an accounting policy footnote in future filings for shipping and handling fees for shipping billed to customers and inbound and outbound freight expense as follows:

     SHIPPING AND HANDLING FEES - Shipping and handling fees, if billed to customers, are included in product sales. Shipping and handling costs associated with inbound and outbound freight are expensed as incurred and included in freight and shipping expense.

     Supplementally, please be advised, that our president oversees inventory purchasing and handles all sales calls and product technical questions in addition to all other corporate management duties. We have one administrative employee who performs duties as a office manager, bookkeeper, receiving and shipping clerk, among other duties. Our purchase and sales transaction volume is low. Our overall inventory is small in quantity and volume, is kept in a small amount of space at our facility and requires no special storage or equipment to handle or maintain. Our operations do not include a distribution network and do not require transfer pricing. Our overall inventory management and distribution costs are minimal and primarily fixed. We have determined the cost of a system to capture the information to accurately allocate these indirect and multifunctional costs is not justified by any identifiable benefit.

     We will add the following MD&A disclosure under Results of Operations and Critical Accounting Policies and Estimates under the heading Comparability of Cost of Products Sold and Gross Margin:

     Our gross margins may not be comparable to those of other entities, since some entities include all the costs related to their distribution network in cost of goods sold. Our cost of good sold includes only the cost of products sold and does not include any allocation of inbound or outbound fright charges, indirect overhead expenses, warehouse and distribution expenses, or depreciation and amortization expense. We have two employees who provide receiving, inspection, warehousing and shipping operations for us. The cost of these employees, and our other employees, are included in personnel expense. Our other costs of warehousing and shipping functions are included in office and other expense.

(g) Intangibles, page F-8

     8. We note that you capitalize certain database costs and do not amortize them. Please tell us how you considered paragraphs 10-17 of SFAS 142 in determining that these costs constitute an infinite lived intangible asset not subject to amortization.

Response

     We have reviewed Paragraphs 10-17 of SFAS 142. We are developing a historical database of patents issued by the United States Patent and Trademark Office that involve the application of cyclodextrins. We have not completed this database and placed it in service as of December 31, 2007.

     Substantially all of our customers are involved in product research and development activities that involves the use of cyclodextrins as a component of their product development. We have historically provided technical support to our customers as to historical, current and potential applications of cyclodextrins. Of great interest to our customers are historical and current patented uses of cyclodextrins, which applications they may be able to license and use or to avoid infringing upon, in their product development activities. We have maintained patent information in various forms during our operating history. Our knowledge of the historical and current uses of cyclodextrins in the industry is a key component to why our customers buy from us and why our product mark up can be sustained at a high percentage. Our database of organized and complete patent information will allow us more efficient, detailed and complete patent search capabilities, which we believe is integral to our current and future product sales and cash flows. Without the patent and other information we maintain and provide as product support, the products we sell can be obtained at a much lower cost from our competitors.

     Once the database is completed, we expect to continue to add new patent information as it becomes know and available. But the current information in the database is not expected to change and will not require future costs to maintain the usefulness of the information. We are capitalizing the initial cost of entering of existing patent information into the database to allow it to be searchable using existing database computer software. We plan to expense the periodic addition of new information once the database is complete.

     We have historically provide technical support to our customers as to current and potential applications of cyclodextrins and patent information and knowledge. This database will allow us more efficient, detailed and complete search capabilities. In addition, we are exploring future enhancements such as selling direct access to our data base so customers can perform their own patent searches and adding U.S. patent applications as well as foreign patents to the database.

     We believe our database is very similar to a "title plant" in that the historical information does not degrade and is useful for an indefinite period of time. Customers seeking new specific uses or applications of cyclodextrins want to draw on a historically comprehensive range of existing and applied for patents to avoid infringement, formulate strategies for defending against or in support of patent infringement claims, or to know that a patent was issued and is now considered no longer under patent protection. We have concluded that our database will benefit all future periods of our expected operations, has no known or expected restrictions that may limit its useful life, will not require substantial maintenance expenditures to maintain its usefulness, and therefore, has an indefinite life. In accordance with SFAS 142, assets with an indeterminate life are not amortized. Each reporting period, we plan to evaluate remaining useful life of the database to determine whether events and circumstances continue to support an indefinite useful life. At least annually, we plan to test the database for impairment, or more frequently if events or changes in circumstances indicate the database might be impaired in accordance with paragraphs 16 and 17 of SFAS 142.

(h) Revenue Recognition, page F-8

     9. Based on your disclosure, it appears that shipping the product is the only criteria you use to determine the timing of revenue recognition. Please revise this disclosure to specifically address the four criteria of revenue recognition in SAB Topic 13:A for all types of revenue that you recognize. Please discuss the timing of the title and risk of loss transfer in relation to revenue recognition of product sale. Further, please disclose your sales return policy and related allowances, if material.

Response

     We have reviewed SAB Topic 13:A and will revise our accounting policy footnote for revenue recognition in future filings to read as follows:

     We recognize revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured. Product sales and shipping revenues, net of any discounts or return allowances, are recorded when the products are shipped and title passes to customers. Sales to customers are made pursuant to a sales contract that provides for transfer of both title and risk of loss upon our delivery to the carrier. Return allowances, which reduce product revenue, have been historically infrequent, and are recorded when they become known. Amounts received in advance are deferred and recognized as revenue when all four revenue recognition criteria have been met.

     We supplementally advise that we have consistently applied the revenue recognition in SAB Topic 13:A for 2007 and prior years, and no financial restatement is necessary. Also, be advised we historically have experienced only occasional customer returns and allowances and, therefore, do not provide an allowance for sales returns and allowances in our financial statements.

(i) Advertising, page F-8

     10. Please disclose the total amount charged to advertising expense for each period your statement of operations is presented. Refer to paragraph 49 of SOP 03-7.

Response

     We have  reviewed  paragraph 49 of SOP 03-7 and will revise our  accounting
policy   footnote  for  advertising  in  future  filings  to  read  as  follows:

ADVERTISING - Advertising costs are charged to operations when incurred. The Company incurred no advertising expenses in 20XX or 20XX.

     Supplementally, please be advised we have no advertising expense during 2007 or 2007. We do not use traditional advertisements to promote the company or our products. Substantially all of our customers are repeat customers. Our market is small and we are well known within the market. New customers discover the company by referrals from existing customers and by finding our website on the Internet by searching for "cyclodextrins." We do not have a lot of direct competition in our market.

Note 3 - Property and Equipment, page F-8

     11. We note your disclosure in footnote (1)(e) that you depreciate property and equipment over a period ranging from three to forty years. Please separately disclose the range of useful lives for each category of property and equipment presented in the table of footnote 3. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Response

     We will revise our accounting policy footnote for property and equipment in future filings to read as follows:

     PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost. Depreciation on property and equipment is computed using primarily the straight-line method over the estimated useful lives of the assets (generally three to five years for computers, software and vehicles, seven to ten years for furniture and equipment, fifteen years for certain land improvements, and forty years for buildings and building improvements). In accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company periodically reviews its long-lived assets to determine if the carrying value of assets may not be recoverable. If an impairment is identified, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset.

Note 9 - Income Taxes, page F-12

     12. Please revise your footnote to include the disclosures required by paragraphs 43 and 47 of SFAS 109. Specifically, your disclosure should be revised to disclose the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets as of each balance sheet date. Your revised disclosures should also include a reconciliation of reported tax expense to income tax that would result from applying statutory tax rates.

Response

     We have reviewed paragraphs 43 and 47 of SFAS 109 and will add the following disclosures to our income tax footnote in future filings as follows (using 2007 and 2006 amounts below as an example):

     Significant components of the Company's deferred Federal income taxes were as follows:

                                                     2007               2006
                                                  ----------         ----------
Deferred tax assets
Net operating loss carryforwards                 $  405,000          $  349,000
Stock-based compensation expense                     42,000              49,000
Depreciation and amortization expense                 3,000               2,000
                                                  ----------         ----------
Total deferred tax assets                           450,000             400,000
Less valuation allowance                       -   (400,000)
                                                   ----------        ----------
     Deferred tax assets, net of valuation          450,000                -
                                                   ----------        ----------
Deferred tax liabilities                               -                   -
                                                   ----------       ----------
Net tax assets                                   $  450,000           $    -
                                                    ========          =======

     The differences between the effective income tax rate reflected in the provision for income taxes and the amounts, which would be determined by applying statutory income tax rate of 34% for 2007 and 15% for 2006, is summarized as follows:

                                                         2007            2006
                                                     ----------      ----------
Tax provision at Federal statutory rate              $ (101,000)    $   (2,000)
Effect of State taxes                                   (15,000)            -
Valuation allowance - net operating loss                400,000          1,000
Change in expected income tax rate                      173,000             -
Stock-based compensation                                 (7,000)         9,000
Valuation allowance - Sports memorabilia
 collection                                            -                (8,000)
                                                    ----------    -------------
Total tax benefit (provision)                        $  450,000    $        -
                                                         ======       ========

     Changes In and Disagreements With Accountants on Accounting and Financial Disclosures

     Management's Annual Report on Internal Control over Financial Reporting

     13. You disclose that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by this report. However, you do not disclose the conclusions of your principal executive and financial officer(s) regarding the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please amend your Form 10-KSB to describe the conclusions reached by your principal executive and financial officer(s) regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007.

Response

     We intend to amend the section of Form 10-KSB entitled Management's Annual Report on Internal Control Over Financial Reporting to read as follows: 3. As required by Rule 13a-15(b) and 15d-15(e) under the Exchange Act, our Chief Executive Officer who is also our Principal Accounting Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. The Company's Chief Executive Officer has concluded that the Company's internal control over financial reporting, as of December 31, 2007 was effective.

Exhibit 31

     14. We note that you filed your Principal Executive Officer and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-B. Please amend your filing so that these certifications include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please refer to SEC Release 33-8760, which became effective February 20, 2007. In doing so, please refile your amended Form 10-KSB in its entirely along with your updated certifications that refer to the Form 10-KSB/A.

Response

     We intend to amend Exhibit 31 on Form 10-KSB to include  paragraph  4(b) of
Item 601(b)(31).

     We trust this addresses the comments in the September 3, 2008, letter. Please contact me if you have any further comments or questions.

                                               Sincerely,

                                               BRASHEAR, MARSH
                                               KURDZIEL & McCARTY, P.L.


                                               By:_____________________________
                                                  Bruce Brashear, Esq.